Agora, Inc. Reports First Quarter 2026 Financial Results

SANTA CLARA, Calif., May 26, 2026 (GLOBE NEWSWIRE) -- Agora, Inc. (NASDAQ: API) (the “Company”), a pioneer and leader in conversational AI and real-time engagement technology, today announced its unaudited financial results for the first quarter ended March 31, 2026.

“We are pleased to report another quarter of accelerating growth and our sixth consecutive quarter of GAAP profitability,” said Tony Zhao, Founder, Chairman, and CEO of Agora, Inc. “During the quarter, we enhanced our conversational AI portfolio with the launch of Agent Studio, a no-code platform that enables customers to rapidly build, deploy, and scale voice AI agents, alongside purpose-built agent templates for customer service and outbound marketing. We are seeing robust customer adoption and sustained growth in platform usage. As the market shifts from pilot programs to full-scale production, our decade-long investment in real-time engagement infrastructure positions us as a trusted provider of reliable, high-performance solutions. We remain committed to enabling our customers to deploy conversational AI at scale with ease and confidence.”

First Quarter 2026 Highlights

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Total revenues for the quarter were $37.7 million, an increase of 13.5% from $33.3 million in the first quarter of 2025.
•
Active Customers as of March 31, 2026 were 3,946, an increase of 3.8% from 3,800 as of March 31, 2025.
•
Dollar-Based Net Retention Rate for the quarter was 99%, compared to 95% in the first quarter of 2025.
•
Net income for the quarter was $1.1 million, compared to $0.4 million in the first quarter of 2025.
•
Total cash, cash equivalents, bank deposits and financial products issued by banks as of March 31, 2026 was $366.1 million.
•
Net cash provided by operating activities for the quarter was $5.7 million (including interest received of $4.6 million), compared to $17.6 million in the first quarter of 2025 (including interest received of $17.8 million).

First Quarter 2026 Financial Results

Revenues

Total revenues were $37.7 million in the first quarter of 2026, an increase of 13.5% from $33.3 million in the same period last year, primarily due to the expansion and usage growth of our real-time engagement service in sectors such as live shopping, social and entertainment, and financial service.

Cost of Revenues

Cost of revenues was $13.8 million in the first quarter of 2026, an increase of 29.9% from $10.6 million in the same period last year, primarily due to increases in bandwidth and server costs and costs related to conversational AI products.

Gross Profit and Gross Margin

Gross profit was $23.9 million in the first quarter of 2026, an increase of 5.7% from $22.6 million in the same period last year. Gross margin was 63.4% in the first quarter of 2026, a decrease of 4.6% from 68.0% in the same period last year, mainly due to product mix changes, including conversational AI products remaining at a sub-scale stage.

Operating Expenses

Operating expenses were $26.4 million in the first quarter of 2026, a decrease of 0.4% from $26.5 million in the same period last year.

•
Research and development expenses were $14.4 million in the first quarter of 2026, an increase of 2.9% from $14.0 million in the same period last year, primarily due to increased investment in conversational AI products.
•
Sales and marketing expenses were $5.9 million in the first quarter of 2026, a decrease of 4.8% from $6.2 million in the same period last year, primarily due to disciplined expense management, including lower personnel and promotion expenses.
•
General and administrative expenses were $6.0 million in the first quarter of 2026, a decrease of 3.4% from $6.2 million in the same period last year, primarily due to a decrease in allowance for current expected credit losses, mainly as a result of improved customer credit conditions and collection outcomes.

Loss from Operations

Loss from operations was $1.6 million in the first quarter of 2026, compared to $3.7 million in the same period last year.

Interest Income

Interest income was $3.4 million in the first quarter of 2026, compared to $3.6 million in the same period last year, primarily due to the decrease in the average principal amount.

Investment (Loss) Income

Investment loss was $0.9 million in the first quarter of 2026, compared to investment income of $0.7 million in the same period last year, primarily due to fair value changes in equity investments.

Net Income per American Depositary Share Attributable to Ordinary Shareholders

Basic and diluted net income per American Depositary Share (“ADS”)1 attributable to ordinary shareholders was $0.01 in the first quarter of 2026, compared to $0.004 in the same period last year.

Share Repurchase Program

During the three months ended March 31, 2026, the Company repurchased approximately 12.5 million of its Class A ordinary shares (equivalent to approximately 3.1 million ADSs)

1 One ADS represents four Class A ordinary shares.

for approximately US$13.1 million under its share repurchase program, representing 6.5% of its US$200 million share repurchase program.

As of March 31, 2026, the Company had repurchased approximately 174.7 million of its Class A ordinary shares (equivalent to approximately 43.7 million ADSs) for approximately US$156.2 million under its share repurchase program, representing 78.1% of its US$200 million share repurchase program.

As of March 31, 2026, the Company had 338.2 million ordinary shares (equivalent to approximately 84.5 million ADSs) outstanding, compared to 449.8 million ordinary shares (equivalent to approximately 112.5 million ADSs) outstanding as of January 31, 2022 before the share repurchase program commenced.

The current share repurchase program will expire at the end of February 2027.

Financial Outlook

Based on currently available information, the Company expects total revenues for the second quarter of 2026 to be between $39.0 million and $40.0 million, representing year-over-year growth of 13.7% to 16.6%. This outlook reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Earnings Call

The Company will host a conference call to discuss the financial results at 6 p.m. Pacific Time / 9 p.m. Eastern Time on May 26, 2026. Details for the conference call are as follows:

Event title: Agora, Inc. 1Q 2026 Financial Results

The call will be available at https://edge.media-server.com/mmc/p/vbsrxuhv

Investors who want to hear the call should log on at least 15 minutes prior to the broadcast. Participants may register for the call with the link below.

https://register-conf.media-server.com/register/BIdac26bffc0104a0da1dfcd94c16d1908

Please visit the Company's investor relations website at https://investor.agora.io on May 26, 2026 to view the earnings release and accompanying slides prior to the conference call.

Operating Metrics

The Company also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

An active customer at the end of any period is defined as an organization or individual developer from which the Company generated more than $100 of revenue during the preceding 12 months, excluding customers from Easemob. Customers are counted based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Dollar-Based Net Retention Rate

Dollar-Based Net Retention Rate is calculated by comparing the quarterly revenue from paying customers, excluding revenue from certain end-of-sale products, in the quarter four quarters prior to the most recent quarter to the quarterly revenue from the same set of customers in the most recent quarter. The Company believes Dollar-Based Net Retention Rate facilitates operating performance comparisons on a period-to-period basis.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company's financial outlook, beliefs, and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will,” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contains forward-looking statements. These forward-looking statements are based on the Company's current expectations and involve risks and uncertainties. The Company's actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; the Company's ability to manage its growth and expand its operations; the Company's ability to attract new developers and convert them into customers; the Company's ability to retain existing customers and expand their usage of its platform and products; the Company's ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features, and functionalities; the Company's fluctuating operating results; competition; the effect of broader technological and market trends on the Company's business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in the Company's filings with the Securities and Exchange Commission (“SEC”), including, without limitation, the Company's annual report on Form 20-F for the year ended December 31, 2025 and other filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora, Inc.

Agora, Inc. is the holding company of two independent divisions, under the Agora brand and the Shengwang brand, respectively.

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in conversational AI and Real-Time Engagement Platform-as-a-Service (PaaS), providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time conversational AI, video, voice, chat, and interactive streaming into their applications.

Headquartered in Shanghai, China, Shengwang is a pioneer and leading conversational AI and Real-Time Engagement PaaS provider in the China market.

For more information on Agora, please visit: www.agora.io

For more information on Shengwang, please visit: www.shengwang.cn

Investor Contact:

investor@agora.io

Media Contact:

press@agora.io

Agora, Inc.

Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	March 31,	December 31,
	2026	2025
Assets
Current assets:
Cash and cash equivalents	105,068	75,446
Short-term bank deposits	179,036	84,460
Short-term financial products issued by banks	52,000	55,000
Short-term investments	3,585	4,583
Restricted cash	200	200
Accounts receivable, net	24,895	24,867
Prepayments and other current assets	18,290	14,590
Contract assets	125	123
Held-for-sale assets	831	831
Total current assets	384,030	260,100
Property and equipment, net	3,699	3,947
Construction in progress in relation to the headquarters project	96,845	84,239
Operating lease right-of-use assets	1,855	2,145
Intangible assets	17	96
Long-term bank deposits	30,000	160,001
Long-term investments	29,239	29,182
Land use right, net	163,265	161,591
Other non-current assets	15,232	19,798
Total assets	724,182	721,099
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	10,824	9,638
Advances from customers	8,422	7,906
Taxes payable	621	696
Current operating lease liabilities	1,355	1,521
Payables for construction costs	17,299	16,607
Accrued expenses and other current liabilities	18,809	20,417
Total current liabilities	57,330	56,785
Long-term payable	4	3
Long-term operating lease liabilities	193	399
Deferred tax liabilities	-	12
Long-term borrowings in relation to the headquarters project	91,125	80,420
Advance in relation to the headquarters project	20,958	20,632
Total liabilities	169,610	158,251
Shareholders’ equity:

Class A ordinary shares	40	39
Class B ordinary shares	8	8
Additional paid-in-capital	1,145,796	1,145,126
Treasury shares, at cost	(107,613)	(95,238)
Accumulated other comprehensive loss	(7,668)	(9,987)

Accumulated deficit	(475,991)	(477,100)
Total shareholders’ equity	554,572	562,848
Total liabilities and shareholders’ equity	724,182	721,099

Agora, Inc.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, in US$ thousands, except share and per share data)

	Three Month Ended March 31,
	2026	2025
Real-time engagement service revenues	37,188	32,673
Real-time engagement on-premise solution and other revenues	557	596
Total revenues	37,745	33,269
Cost of revenues	13,816	10,635
Gross profit	23,929	22,634
Operating expenses:
Research and development	14,421	14,018
Sales and marketing	5,937	6,235
General and administrative	6,023	6,238
Total operating expenses	26,381	26,491
Other operating income	805	154
Loss from operations	(1,647)	(3,703)
Exchange gain	255	71
Interest income	3,440	3,635
Interest expense	(15)	(5)
Investment (loss) income	(851)	689
Income before income taxes	1,182	687
Income taxes	(129)	(42)
Income (loss) from equity in affiliates	56	(238)
Net income	1,109	407
Net income attributable to ordinary shareholders	1,109	407
Other comprehensive income (loss):
Foreign currency translation adjustments	2,319	(669)
Total comprehensive income (loss) attributable to ordinary shareholders	3,428	(262)

Net income per share attributable to ordinary shareholders, basic and diluted
Basic	0.003	0.001
Diluted	0.003	0.001
Net income per ADS attributable to ordinary shareholders, basic and diluted
Basic	0.01	0.004
Diluted	0.01	0.004
Weighted-average shares used in computing net income per ADS attributable to ordinary shareholders:
Basic	347,604,568	377,173,029
Diluted	378,375,152	406,087,244

Share-based compensation expenses included in:
Cost of revenues	2	47

Research and development expenses	593	1,359
Sales and marketing expenses	123	214
General and administrative expenses	586	328

Agora, Inc.

Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Month Ended March 31,
	2026	2025
Cash flows from operating activities:
Net income	1,109	407
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expenses	1,304	1,948
Allowance for current expected credit losses	802	1,684
Depreciation of property and equipment	370	592
Amortization of intangible assets	80	130
Amortization of land use right	877	849
Deferred tax expense	(12)	(20)
Amortization of right-of-use asset and interest on lease liabilities	466	538
Investment loss (income)	851	(689)
(Income) loss from equity in affiliates	(56)	238
Losses on disposal of property and equipment	1	1
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(637)	2,099
Contract assets	-	66
Prepayments and other current assets	626	14,817
Other non-current assets	(54)	(1,215)
Accounts payable	1,105	(1,520)
Advances from customers	412	313
Taxes payable	(81)	(1,018)
Deferred income	-	111
Operating lease liabilities	(547)	(572)
Accrued expenses and other liabilities	(924)	(1,182)
Net cash provided by operating activities	5,692	17,577
Cash flows from investing activities:
Purchase of property and equipment	(56)	(555)
Purchase of short-term bank deposits	(10,000)	(25,077)
Purchase of short-term financial products issued by banks	-	(10,279)
Proceeds from maturity of short-term bank deposits	45,428	158,327
Proceeds from maturity of short-term financial products issued by banks	3,145	23,013
Proceeds from sales of short-term investments	2	-
Purchase of long-term bank deposits	-	(154,001)
Purchase of construction in progress for the headquarters project	(9,357)	(10,281)
Disposal of property and equipment	1	26
Refundable deposit received in relation to disposal of subsidiaries	-	4,410
Net cash provided by (used in) investing activities	29,163	(14,417)
Cash flows from financing activities:
Proceeds from long-term borrowings	9,393	10,627
Proceeds from exercise of employees’ share options	13	296
Payment of financing cost	(1,539)	-
Repurchase of Class A ordinary shares	(13,304)	(1,241)
Net cash (used in) provided by financing activities	(5,437)	9,682

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	204	(829)
Net increase in cash, cash equivalents and restricted cash	29,622	12,013
Cash, cash equivalents and restricted cash at beginning of period *	75,646	30,828
Cash, cash equivalents and restricted cash at end of period **	105,268	42,841
Supplemental disclosure of cash flow information:
Income taxes paid	24	40
Cash payments included in the measurement of operating lease liabilities	547	572
Non-cash financing and investing activities:
Proceeds receivable from exercise of employees’ share options	72	21
Payables for financing cost	1,058	-
Payables for property and equipment	33	34
Payables for construction in progress in relation to the headquarters project	8,988	641
Payables for treasury shares, at cost	102	47

* Includes restricted cash balance	200	3,745
** includes restricted cash balance	200	230